[BorgWarner logo and letterhead]

December 2, 2005

VIA EDGAR

Amy Geddes

United States Securities and Exchange Commission

100 F. Street N.E.

Washington D.C. 20549-3561

Re:      BorgWarner Inc.

            Form 10-K for the year ended December 31, 2004

            Form 10-Q for the quarterly period ended September 30, 2005

            Commission File Number: 001-12162

Dear Ms. Geddes:

We have prepared the following responses to address the comments contained in your letter dated November 17, 2005 regarding the above-referenced filings.  As requested in your letter, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to help you better understand our disclosure, and have cited the appropriate accounting literature where applicable.  For your convenience, we have incorporated sections of your letter preceding our responses.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis

Results by Operating Segment

Earnings Before Interest and Taxes (EBIT), page 26

SEC Comment # 1:

We note that you have included EBIT as a performance measure in your discussion of results by segment.  Please revise your disclosure to include a discussion of why the measure is useful to investors, specifically including why investors would find it valuable in the context in which it is presented, given the excluded items.  Include a draft of your intended disclosure with your response. See FR 65 for guidance.

Ms. Amy Geddes

December 2, 2005

__________________

Company Response:

We will expand our future disclosures.  Our proposed, expanded disclosure relating to EBIT would appear as the introductory section under Results By Operating Segment in future filings and read as follows:

Results By Operating Segment

The Company's business is comprised of two operating segments:  Drivetrain and Engine.  These reportable segments are strategic business units, which are managed separately because each represents a specific grouping of automotive components and systems.  The Company evaluates the operating segments' performance and makes decisions about allocating resources to segments based upon return on invested capital.  The return on invested capital is comprised of earnings before interest and taxes (EBIT) and the average capital invested in each operating segment.

EBIT is considered a "non-Generally Accepted Accounting Principle ("GAAP") financial measure."  Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.  EBIT is defined as earnings before interest and taxes.  "Earnings" is intended to mean net earnings as presented in the Consolidated Statements of Operations under GAAP.

The Company believes that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis.  EBIT is also one of the measures used by the Company to determine resource allocation within the Company, and is often used by credit rating agencies, financial institutions and investors in assessing a company's financial strength relative to interest expense obligations, sometimes referred to as "interest coverage ratio."  Although the Company believes that EBIT enhances our investors' understanding of our business and performance, it should not be considered an alternative to, or more meaningful than, net earnings or cash flows from operations as determined in accordance with GAAP.  The following tables present net sales and EBIT by segment for the years 2005, 2004 and 2003.

Ms. Amy Geddes

December 2, 2005

__________________

SEC Comment #2:

As a related matter, please reconcile EBIT to net income as presented in your statement of operations.  For guidance, see Question 15 of the staff's outline Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Company Response:

Set forth below is a reconciliation of EBIT to net earnings as presented in the Company's Statements of Operations.  This reconciliation will also appear in the Results by Operating Segment in future filings, including the year ended December 31, 2005, when completed:

Consolidated Financial Statements

Note II - Contingencies

Environmental Liability, page 50

Ms. Amy Geddes

December 2, 2005

__________________

SEC Comment #3:

We note from your disclosure that you have accrued a total of $25.7 million for environmental liabilities, and that such amount represents the lower end of the range of loss for your clean-up responsibilities.  We also note that you discuss the environmental indemnification associated with the sale of Kuhlman Electric as part of this disclosure.  From your current disclosures it is unclear whether the Kuhlman Electric liability is the only environmental liability of which you are aware, and whether the stated range is comprised only of this liability.  Please supplementally tell us and expand your disclosure to include a description of each and every material or potentially material environmental liability of which you are aware, including the amount related to each liability included in the $25.7 million accrual.  This discussion should include situations in which you are aware of a potential liability but cannot yet estimate the impact.  Your expanded disclosure should adhere to the requirements set forth in paragraphs 160-172 of SOP 96-1.

Company Response:

We will expand our future disclosures to separately identify Kuhlman Electric Crystal Springs ("Crystal Springs") and any other material environmental liabilities.  Regarding our environmental liability disclosure as of December 31, 2004, the Crystal Springs liability represented $16.0 million of our accrual balance of $25.7 million. The $16.0 million accrual balance was comprised of $12.0 million for continuing contamination remediation and $4.0 million for legal defense.  Crystal Springs was one of 39 sites as of December 31, 2004 (and one of 37 sites as of September 30, 2005) for which we have been named as a potentially responsible party (PRP), and, in our opinion, is the only material site.  Other than the Crystal Springs site, no individual site represented more than $3.0 million of our accrual balance as of December 31, 2004 or September 30, 2005.

As of December 31, 2004, the Company was among the defendants named in numerous lawsuits alleging personal injury and property damage related to Crystal Springs contamination. The Company had moved to be dismissed from some of the lawsuits, the first of which  was scheduled to begin trial in March 2005.   The Company's legal experts believed these cases were defensible subject to the uncertainties surrounding the jury trial process.  Information concerning the value, if any, of all of the personal injury and property damage claims was not available as of December 31, 2004.  The liability, if any, associated with all of the personal injury and property damage claims was not reasonably estimable as of December 31, 2004.

As of March 31, 2005, the Company was prepared to defend the personal injury and property damage claims, beginning with the lawsuit that had been scheduled for trial in March 2005, but that was rescheduled for trial in May 2005. Information concerning the value, if any, of all of the personal injury and property damage claims was not available as of March 31, 2005. The liability, if any, associated with all of the personal injury and property damage claims was not reasonably estimable as of March 31, 2005.

Ms. Amy Geddes

December 2, 2005

__________________

Before the trial scheduled for May 2005, an opportunity to initiate negotiations for the possible settlement of that case and approximately 90% of all of the personal injury and property damage claims arose. The parties engaged a mediator, and protracted settlement negotiations occurred, ultimately providing us with the information necessary to reasonably estimate the liability associated with settlement of substantially all of the personal injury and property damage claims.  As a result of this information, a $45.5 million charge for settlement of 100% of estimated Crystal Springs related personal injury and property damage claims was recorded in the second quarter 2005.  On July 8, 2005, the Company announced that it had entered into a settlement regarding approximately 90% of claims related to previously disclosed alleged environmental contamination personal injury and property damage claims related to the Crystal Springs plant site.  As of September 30, 2005, the Crystal Springs liability represented $42.1 million of the $54.9 million accrual balance.   The $42.1 million accrual balance was comprised of $31.6 million of estimated settlement costs, $10.0 million of continuing remediation and $0.5 million of legal fees.  For the third quarter of 2005, the Company funded $12.9 million of the settlement regarding personal injury and property damage claims.

We regularly evaluate the potential exposure related to each site and assess the need to disclose additional details based on the facts, circumstances and materiality of each site.  At present, we do not believe any of the sites other than Crystal Springs warrant additional disclosure, but we propose to add the following language (under "Other Matters Environmental" in Management's Discussion and Analysis and under "Environmental" in the Contingencies Note to Consolidated Financial Statements) to our future filings based upon current information:

For the other 36 sites, we have accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company's results of operations, cash flows or financial condition.

SEC Comment #4:

As a related matter, it appears from your disclosure that your range of loss includes an estimate of insurance recoveries.  If so, supplementally explain to us why you believe these insurance recoveries should be considered in your assessment of total liability.  If not, please clarify your disclosure to indicate that potential insurance recoveries are not considered in estimation of your total liability.  Refer to paragraphs 140 and 141 of SOP 96-1.

Company Response:

Ms. Amy Geddes

December 2, 2005

__________________

The accrual for environmental liabilities of $25.7 million as of December 31, 2004 has not been reduced by any amounts for estimated insurance recoveries.    Should we meet the requirements for recording an insurance asset in the future (i.e. it becomes probable and reasonably estimable), the asset would be recorded separately from the underlying liability in accordance with paragraphs 140 and 141 of SOP 96-1.  Although we believe insurance recoveries may be available to us, they are not currently reasonably estimable.  Therefore, we will delete the wording regarding any insurance recoveries in future filings until circumstances merit the recognition of an insurance recovery asset.

Consolidated Financial Statements

Note II - Contingencies

Product Liability, page 51

SEC Comment #5:

We note from your disclosure on page 31 and throughout your filing that, as of December 31, 2004, you have a recorded liability of $40.8 million related to product liability suits, with a corresponding receivable of $40.8 million representing the insurance proceeds receivable from your second tier insurers for estimated claims losses.  We also note that you paid $1.0 million in defense and settlement costs, and that such amount plus an additional $3.4 million had not been recovered as of September 30, 2005.  Supplementally explain to us your basis in GAAP for recording a receivable for insurance proceeds not yet received.  Also, please clarify whether the $1.0 million at December 31, 2004 and $4.4 million (aggregate) at September 30, 2005 are included in the insurance proceeds receivable figures at each date respectively.

Company Response:

The $40.8 million loss accrual related to product liability suits represents the Company's estimate of the amounts likely to be paid regarding claims filed with sufficient evidence to link plaintiffs' claims to products for which the Company may be responsible. The Company believes it is fully insured for these claims. Insurance carrier reimbursement of 100% is expected based upon the Company's experience with these carriers settling claims since the early 1980's and past practices in this area.  Any insurance receivable for these claims (recorded gross of any loss accrual), would be recorded when the amounts are probable, estimable and do not exceed the related loss, in accordance with SFAS 5.  Hence, a corresponding $40.8 million insurance receivable has been recorded.

Ms. Amy Geddes

December 2, 2005

__________________

The insurance proceeds receivables of $1.0 million at December 31, 2004 and $4.4 million at September 30, 2005 are due to the Company settling and funding portions of these claims in advance of the insurance reimbursement.  These amounts have been submitted to the insurance carriers for reimbursement and the Company expects full reimbursement.   These amounts are not included in the $40.8 million referred to above.

Form 10-Q for the quarterly period ended September 30, 2005

Note 2 - Acquisition of Beru Aktiengesselleshaft, page 6

SEC Comment #6:

We note from your disclosure that you acquired 62.2% of the outstanding shares of Beru on January 4, 2005, and an additional 7.22% through a tender offer terminating on January 24, 2005 for a total ownership of 69.42% at a cost of EURO 420 million.  Please provide us with a complete summary of your preliminary asset allocation as well as detailed explanations of the specific contingencies extending your allocation period and the specific line items affected.  Your response should also include any adjustments that have been made from the initial asset allocations to the current date and the facts and circumstances surrounding such adjustments.  Refer to the guidance in paragraphs 51e and 51h of SFAS 141.

Company Response:

We based our interim disclosures on the guidance in paragraph 58 of SFAS 141, which includes the disclosures in paragraphs 51a - 51d.  Below is our preliminary asset and liability allocation related to the acquisition of 69.42% of Beru Aktiengesellschaft as of September 30, 2005, which will be updated through December 31, 2005 and included in our annual financial statements.

Ms. Amy Geddes

December 2, 2005

__________________

The excess of the purchase price over the fair values of assets acquired and liabilities assumed has been allocated to goodwill.  To date, we have made no significant adjustments to our initial asset and liability allocations based on our preliminary allocation analysis as of March 31, 2005.

Ms. Amy Geddes

December 2, 2005

__________________

Management uses a variety of assessments for evaluating the fair values of the assets and liabilities acquired, including independent appraisals.   We knew at the time of the preliminary asset allocation that a more comprehensive, detailed, thorough and integrated review would be needed of the following items during the allocation process: current assets, property, plant and equipment, sales order backlog, in-process research and development ("IPR&D"), customer relationships, current liabilities and goodwill.  This was due to the numerous legal entities, joint ventures, and the multi-national scope of Beru; and the fact that we hold only a majority position in a German publicly traded company, (which reports in German statutory accounting principles at several locations, before converting their results into International Financial Reporting Standards (IFRS) for reporting to their shareholders as opposed to US GAAP), and also our commitment to completely fulfill the rigorous requirements of SFAS 141.  Upon completion of the third party valuation specialists' work and review by our management (which is expected to be completed in the fourth quarter of 2005), we will finalize all adjustments related to the acquisition.

SEC Comment #7:

As a related matter, supplementally clarify the facts and circumstances surrounding the immediate write off of the purchase price allocation associated with Beru's in-process research and development.  We may have further comment on your response.

Company Response:

Of the $136.9 million of acquired intangible assets in our preliminary allocation, approximately $10.3 million has been allocated to IPR&D and was also considered as part of a third party preliminary valuation.  We identified and valued five core IPR&D projects.  Each of the five core projects generally consists of several sub-projects that have not reached technological feasibility.  Three of the core projects concern the market for diesel engines, one for gasoline engines and another for a product that can be used in diesel and gasoline engines.  We believe no alternative future uses of the technology are possible for each of these projects in the combined entity.  Per paragraph 5 of FASB Interpretation No. 4, the fair value of the IPR&D was written off at the date of acquisition.  The write-off is included in SG&A expense in our Consolidated Statements of Operations, which we will continue to disclose in future filings.

*           *           *           *           *           *           *

As requested in your letter, please find the following acknowledgements:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this letter adequately addresses all of your comments.  Please let us know if you have additional comments or require additional information.

                                                                  Sincerely,

                                                                  /s/ Robin J. Adams

                                                                  Executive Vice President, Chief Financial Officer and

                                                                 Chief Administrative Officer